Form 10-K405, Exhibit 13
period 1998-12-31
OGLEBAY NORTON CO /NEW/
filed 1999-03-29
CIK 1082816

                                                                      Exhibit 13


                                CREATING AN
                                  ENVIRONMENT
                                     FOR GROWTH









                              oglebay norton 1998
                                    a
                                     vision
                                  for growth



[CHART]

1998 Revenues by Segment


Lime and Limestone       40%
Marine Transportation    40%
Industrial Sands         20%





OUR VISION: To become the premier growth company in the industrial minerals industry. - OUR MISSION: To unlock the inherent value in the company for our stakeholders by empowering our employees to achieve profitable growth. - OUR
STRATEGY: To grow the company by building on established market positions and through acquisitions of closely related businesses that mine, process and deliver industrial minerals, while maintaining sound financial stewardship.

at a glance


Oglebay Norton Company supplies essential natural resources to industrial and commercial customers. Through its three operating segments - Lime and Limestone, Industrial Sands and Marine Transportation - the company serves customers in a wide range of industries, including steel, construction, oil and gas, ceramic, chemical, glass and the electric utility industry. Founded in 1854, the company has its headquarters in Cleveland, Ohio.



[CHART]

LIME AND LIMESTONE

Industrial and Chemical      33%
Steel                        25%
Environmental                16%
Construction                 16%
Lawn & Garden                 9%
Agricultural                  1%



[CHART]

INDUSTRIAL SANDS

Industrial and Chemical      35%
Recreational                 23%
Oil Field/Fracturing         22%
Fiberglass                    9%
Foundry                       6%
Ceramics                      3%
Filtration                    2%


[CHART]

MARINE TRANSPORTATION

Iron Ore                     38%
Coal                         30%
Limestone                    32%


[MAP OF INDUSTRIAL SANDS, LIME AND LIMESTONE AND MARINE TRANSPORTATION FACILITIES AND SERVICE AREAS]


INDUSTRIAL SANDS

The Industrial Sands division mines and processes high-purity silica sands at two facilities in Ohio and six facilities in the southwestern U.S. It is the fourth largest U.S. producer of industrial sands, producing fracturing sands which are used in oil-well drilling; foundry sands for hot-metal die casting; filtration sands; recreational sands for golf courses, playgrounds, athletic fields, and landscaping; industrial sands used as abrasives and for fillers in building materials; and silica flour for fiberglass and ceramic production. *Headquarters: Phoenix, AZ


MARINE TRANSPORTATION

The Marine Transportation division transports dry-bulk cargo between U.S. ports on the Great Lakes. The division operates 12 self-unloading vessels, the largest such fleet on the Lakes. The fleet transports primarily iron ore for integrated steel manufacturers, coal for electric utility companies, and limestone for construction and other purposes. The division also operates the Cleveland Bulk Terminal at the Port of Cleveland. * Headquarters: Cleveland, OH


LIME AND LIMESTONE

The Lime and Limestone division mines and processes limestone and produces lime, a limestone derivative. The division operates 13 facilities, primarily in the eastern U.S. and Canada, and is the fifth largest U.S. lime producer. Lime is used for air purification, water treatment, steelmaking, and pulp & paper production. Chemical limestone is used for water/waste treatment, steelmaking, glass production, animal feed, fertilizers, and fillers for plastic, latex, and sealants. Limestone is sized and graded for lawn & garden applications and for aggregates used in construction. * Headquarters: Atlanta, GA

FINANCIAL HIGHLIGHTS                     Oglebay Norton Company and Subsidiaries
(Dollars and shares in thousands, except per-share amounts)


Years Ended December 31                                            1998       1997       1996       1995       1994
------------------------------------------------------------------------------------------------------------------------

OPERATIONS
Net sales and operating revenues                                 $238,852   $145,185   $129,697   $126,373   $118,509
Income from operations                                             37,035     24,465     11,653     12,973     10,370
Earnings before interest, taxes, depreciation and amortization     57,850     37,357     26,843     28,807     29,151
Income from continuing operations                                  12,036     18,356     11,039     10,624      9,558
Net income                                                         12,036     16,252     15,557     15,361     14,891
------------------------------------------------------------------------------------------------------------------------

PER-SHARE DATA
Income from continuing operations (assuming dilution)                2.51       3.81       2.26       2.15       1.92
Net income (assuming dilution)                                       2.51       3.37       3.18       3.10       2.99
Dividends                                                             .80        .75        .65        .60        .50
Book value                                                       $  26.64   $  24.77   $  22.01   $  19.52   $  17.07
------------------------------------------------------------------------------------------------------------------------

OTHER DATA
Shares of common stock outstanding                                  4,765      4,752      4,835      4,932      4,966
Average shares of common stock outstanding (assuming dilution)      4,786      4,816      4,891      4,948      4,982
Number of employees                                                 1,790        908        935      1,417      1,579
========================================================================================================================


NET SALES AND
OPERATING REVENUES
(IN MILLIONS)

Corporate/Other
Industrial Sands
Marine Transportation
Lime and Limestone

[CHART]


 NET INCOME PER SHARE/
 DIVIDENDS PER SHARE
 (IN DOLLARS)

 Corporate/Other
 Industrial Sands
 Marine Transportation
 Lime and Limestone

 [CHART]


EARNINGS BEFORE INTEREST, TAXES,
DEPRECIATION AND AMORTIZATION (EBITDA)
(IN MILLIONS)

Corporate/Other
Industrial Sands
Marine Transportation
Lime and Limestone


[CHART]

To Our Stakeholders:

The 1990s have been a decade of change at Oglebay Norton, and 1998 was no different. From the early '90s until I joined the company on January 1, 1998, the board and management shed non-strategic assets and created a sound platform for the company's expansion. At the end of 1997, our two remaining business units, Industrial Sands and Marine Transportation, were operating at record levels, generating strong earnings and cash flows. Oglebay Norton was poised to grow. I invested my time and money in the company because I believed it was undervalued and presented a compelling investment opportunity. I believe even more strongly that our company will prosper in the coming years.

As Chairman, I will share with you certain forward-looking statements including our current thinking, hopes, beliefs and strategies for the future. I will do so in this letter, throughout the remainder of this report and in future materials you may receive. I encourage you to read the Management Discussion and Analysis in our 1998 Annual Report filed on Form 10-K for a complete discussion of our operating results and the risks and the challenges facing our business.

Our Vision to Achieve Profitable Growth Our vision, to be the most profitable growth company in the industrial minerals industry, was crafted through a series of meetings with our employees and senior management. We intend to own high-quality, long-lived, permitted reserves of industrial minerals; to extract them in a highly efficient, safe, and environmentally sensitive manner; and to deliver them in a cost-competitive way to our valued customers. This is what we do well. t Delivering profitable growth to our stakeholders can be achieved only if we perform and unlock the company's inherent value. Management is determined to unlock the value in the company for you, our stakeholders.

With equity market dynamics being what they are, I do not believe that our stakeholders are realizing the full value of their interest in Oglebay Norton. Public companies today with a market capitalization under $150 million have limited appeal to many investors, especially the institutional money managers who control most of the dollars available for investing in equity securities. Equity analysts concentrate their efforts on large-capitalization companies and industry segments that are better known. At Oglebay Norton, we have few institutional shareholders, no equity analyst coverage and, in general, are not well known. Compared with many high-tech companies, we have a solid balance sheet with significant assets and generate free cash flow in excess of capital expenditures, dividends and debt service. Yet, our market capitalization at December 31, 1998, was below book value. We are committed to correcting this situation.

Strategy: Aligning Employees with Other Stakeholders As you know, my personal incentive is a one-time grant of stock and performance options you approved last year and the return on my personal investment. We also have created company performance incentives for all employees by matching 401(k) contributions with company stock and establishing a long-term incentive plan for certain key managers whose goals are to more than double 1998 earnings per share by the year 2002. These plans should assure you that management understands our mission and must perform in an outstanding manner in the next few years.

Strategy: Profitable Growth The primary reason we are aggressively pursuing growth by acquisition is to enable us to grow substantially the company's revenues and earnings per share. We have, therefore, carefully defined our growth strategy. We will achieve profitable growth by building on established market positions and by acquiring closely related businesses, while maintaining sound financial stewardship. Our success with this strategy depends upon our ability to acquire businesses with high-quality and long-lived reserves and operating assets that can be improved. The acquired businesses must have the potential to grow earnings before interest, taxes, depreciation and amortization (EBITDA) faster than revenues and must have either talented and experienced management teams, or be able to fit into one of our existing segments. Our management then must rapidly perform and translate EBITDA growth into earnings per share. This template for profitable growth has worked well in Industrial Sands, and now we are applying it to Lime and Limestone. We believe this strategy also can be extended to other industrial minerals businesses.

Our Operations As you will read in the following pages, 1998 was a year in which we diversified our operations. We now operate three businesses, each of which is a market leader in its industry. All are highly efficient and have low-cost operations with strong, focused customer relationships.

Our newest segment, Lime and Limestone, accounted for almost all of our increase in revenue and EBITDA. These partial-year results for the business were in line with our expectations. Global Stone Corporation, which we acquired in May 1998, was itself built through acquisitions. Several of its operations had been starved for capital and were under-performing at the time Global Stone acquired them. Through a combination of better management, plant and equipment upgrades and operating synergies, Global Stone began to improve operating margins. Because we used debt to finance Global Stone and two other acquisitions that make up this segment, the company's earnings were diluted in 1998. We expect that, with the benefit of a full year of operations, these acquisitions will be accretive to earnings per share in 1999.

Our Industrial Sands segment delivered its second best year in revenue and EBITDA, despite weakness in demand in oil field services. This strong performance was due to operating management's efforts to diversify product end uses into additional markets, such as the booming California construction and recreation markets. Colorado Silica Sand, which we acquired in March 1998, performed well and increased our presence in the environmental and filtration markets. Our outlook for this segment for 1999 is positive, even though the oil field service industry is not expected to rebound. We are well positioned to continue diversification and profitable expansion in industrial sands and closely related markets.

Our Marine Transportation segment had another extraordinary year. Tonnage, revenue and EBITDA were at or near 1997 record levels. Despite concerns about the possible effects of imports on the domestic steel industry and the uncertainty of weather conditions on the Lakes, our outlook for 1999 is optimistic. Bookings are strong and we anticipate a prompt beginning of the 1999 navigation season.

Capital Resources 1998 was also a year of change in our capital structure. For the first time in the company's history, we established a credit rating as well as a position in the debt market with a $100-million, high-yield bond offering. In addition, we secured a $215-million revolving credit facility with a consortium of banks. These two facilities were used to fund our 1998 acquisitions. After due consideration, the company chose to use debt to finance our growth because of our healthy balance sheet, strong cash flow and speed at which we could achieve our mission. As we pursue future acquisitions, we will seek to maintain an appropriate capital structure. Management is confident that we have access to the necessary capital resources needed to further our growth strategy while reducing our leverage ratio. We also are confident that, through disciplined growth and the application of cash to both growth-oriented investments and debt-reduction initiatives, it is possible to double 1998 earnings per share by the year 2002.

Looking Ahead We are confident that our full year results in 1999 will be improved over last year's. We have a motivated and capable management team closely aligned with stakeholder's interests; high-quality, long-lived operating assets; leadership positions in many of the markets we serve; and strong customer relationships with some of the leading companies in their industries. I firmly believe that our strategy to achieve profitable growth for Oglebay Norton will provide both near-term and long-lasting benefits for our stakeholders.

Sincerely,

/s/ John N. Lauer
our management team

1998 was a year of change for the company in many respects, including the restructuring of the executive management team. David Kelsey joined us as our new chief financial officer in February 1998. David has valuable experience in financial markets from his years as a senior vice president at GE Capital, and an entrepreneurial spirit from serving as the CFO of an innovative sports marketing firm. Working closely with David is Michael Biehl, our vice president of finance and treasurer. Michael, who joined the company in 1992 from Ernst & Young LLP, serves as our chief accounting officer. David and Michael complement each other well and, with the other members of our talented financial staff, give us the strong financial support we need as we continue to grow. - In order to achieve our mission of unlocking the value of the company for our stakeholders, we have undertaken a more aggressive and targeted plan for diversifying our portfolio of businesses and marketing our stock. Leading this effort is Jeffrey Gray, our vice president of corporate development and general counsel. Jeff joined the company in 1997 with notable experience in the area of mergers and acquisitions and has worked closely with operating management on strategic growth initiatives. On the marketing front, we have added Rochelle Walk as our director of corporate affairs and secretary. Shelly uniquely meets our needs for this role in that she is a corporate lawyer with marketing management experience. Shelly is responsible for all investor-related matters.
- Rounding out the corporate team is Ron Compiseno who joined the company last September as vice president of human resources. Ron's experience in strategic human resource management has already proven valuable in helping the company attract and retain the talent we need. - We have completed our transition to a holding company structure, and will continue to empower the talented people who run our divisions to make strategic decisions that enhance the value of the company for our stakeholders. New to our management team is Danny Shepherd, whom we elected vice president of the Lime and Limestone segment and president of Global Stone Corporation shortly after the acquisition of Global Stone. Danny had served as the executive vice president of the U.S. operations of Global Stone and was responsible for expanding that business through acquisition and internal growth. - Mark Juszli has done an excellent job running our Industrial Sands segment for the last five years, and has been promoted to president of that unit, which relocated to Phoenix in 1998, in order to be closer to the majority of its operations and customers. Stuart Theis, who has headed our Marine Transportation segment since 1994, also was promoted to president of his unit in recognition of his leadership abilities and the exemplary performance of that unit over the last several years. Both Mark and Stuart remain vice presidents of Oglebay Norton.



[Photo]
Oglebay Norton officers
Pictured from left to right:

Rochelle F. Walk
Mark P. Juszli
Michael F. Biehl
John N. Lauer
David H. Kelsey
Danny R. Shepherd
Ronald J. Compiseno
Jeffrey S. Gray
Stuart H. Theis

Lime and limestone are used in a wide range of manufacturing industries, including iron and steel (below) and pulp and paper. Lime is the principal agent used in flue gas desulfurization for power plants (below left). The division also produces aggregate stone, which is a principal component in concrete and asphalt (left). Finely ground limestone powders are used to make the backing material for carpet (above left), while lawn and garden products (above) represent an emerging growth market.

Oglebay Norton entered the lime and limestone markets in 1998 by acquiring three established businesses, the largest of which was Global Stone Corporation, under whose name the Lime and Limestone division continues to trade. These acquisitions dramatically changed the complexion of the company. Lime and Limestone now accounts for half of our revenue base and is the fifth largest producer of lime in North America.

-WHY LIME AND LIMESTONE? For nearly a century and a half, we have been extracting minerals from the ground and processing them for use in industrial applications. Producing limestone is a natural extension of our established abilities, and producing lime, a limestone derivative, adds value to the limestone processing chain. We capitalized on opportunities to acquire the Port Inland limestone facilities and Global Stone in the spring and then augmented this division with the Filler Products business in September. In a very short period of time, we acquired a substantial market position, particularly in the mid-west, mid-Atlantic and southeastern regions of the U.S. We also created a strong platform for continued expansion.

-MARKET DIVERSIFICATION This division serves six principal markets - environmental, lawn and garden, industrial filler and chemical applications, construction, agriculture and steel. This diversification helps us balance a cyclical downturn in any one industry and creates multiple opportunities for further growth. Three areas in particular - environmental, lawn and garden, and industrial fillers - present special growth opportunities in light of increasing regulation of air and water discharges and strong demand for new housing and consumer goods.

-PRODUCT LINE EXTENSION Sales of lime generate the greatest portion of this segment's revenues. Lime is a chemical widely used in manufacturing processes and industries, including pulp and paper, agriculture, construction, and iron and steel. It also is an extremely effective neutralizing agent, making it an integral component in many environmental applications.

-Limestone products of high calcium carbonate content, referred to as chemical limestone, are essential raw materials in many industrial and agricultural uses, including cement and fiberglass production, and for soil stabilization. Chemical limestone is produced at most of the division's facilities. Finely ground limestone powders, known as fillers, are important components in the manufacture of building products such as roofing tiles, vinyl flooring, wallboard and joint compounds, and backing material for carpets. The addition of Filler Products substantially enhanced the existing production of limestone fillers at the division's facilities in Pennsylvania and Virginia.

Lawn and garden products are an emerging component of this segment's business. These products include decorative stone, paving stones, pelletized limestone for use as garden lime, sand, and stone for retaining walls and rock gardens. They are distributed under the Global Stone label at home and garden centers and major retailers along the East Coast and in the Ohio Valley.

The division produces aggregate stone, which is crushed and graded rock, at several of its facilities. Aggregate stone is a principal component in concrete and asphalt and is used in other construction applications.

-EXPANSION We are committed to pursuing growth in the lime and limestone markets through acquisition as well as expansion and extension of the capabilities at our existing facilities. We believe that by doing so we will optimize results for our stakeholders.

The Industrial Sands division supplies customers in a diverse mix of industries. Fracturing sands from the division's quarries in the Southwest are used in oil-well drilling (below). Silica flour is used in the manufacture of glass, fiberglass and ceramics (below right). Other grades of sand are used to make roof shingles (above), stucco siding, and brick (above right). The division also supplies specialty recreational sands to leading golf courses around the country (right).

Oglebay Norton has mined and processed industrial sands for over 30 years. As a result of acquisitions and expansion initiatives at the company's existing operations, revenues for this segment have more than doubled in the last four years, making Oglebay Norton Industrial Sands the fourth largest producer of high-purity silica sands in the United States.

-NOT ALL SANDS ARE CREATED EQUAL Sand is common, but industrial-grade sands are not. A few figures help highlight this point: On average, 31 million tons of industrial-grade sand, compared with one billion tons of construction-grade sand, are produced each year in the U.S. - making industrial sand just three percent of the total domestic sand production. The average selling price of industrial sand is four times higher than that of ordinary construction sand. The specialty sands we produce serve important industrial end-use markets that we have worked hard to identify and capture. We intend to continue to expand the markets and number of customers we serve.

-THE OIL AND GAS MARKET We produce a large portion of the industrial sands used by the U.S. oil and gas industry as part of the secondary recovery process. Our facilities in Brady and Voca, Texas, and Colorado Springs, Colorado, supply oil service companies throughout the United States and Canada with "frac sands." These are whole-grain sands whose high compressive strength and spherical shape are needed to prop up fissures in the rock strata created during the fracturing process and enable the hydrocarbons to flow to the well head. Our operations in Riverside and Bakersfield, California, produce pulverized and other specialty sands that also serve the oil and gas industry.

-INDUSTRIAL MARKETS We serve a variety of industrial end users around the country with specialty sands. For example, we supply the stucco, grout and tile, and roofing industries in southern California with sands from our facility in Orange County that meet demanding specifications for size, shape and color. As a result of economic growth in this region, we expanded our production at this facility in 1998. Our two plants in Ohio provide finely ground, high-purity silica sands for use in making fiberglass and ceramics. Our facility in Colorado Springs supplies large-grain, specially screened sands for filtration and environmental applications. Our Brady and Voca facilities also supply specialty sands for foundry, abrasive, and filtration applications.

-RECREATION MARKETS We proudly meet the demands of many of the country's finest golf courses for sands and sand blends with the particular color, shape, composition and performance characteristics needed for sand traps and tee and green construction. We service this growing market and broader sports turf and recreational markets from our Orange County, Colorado Springs, Brady, and Ohio operations.

-WE ARE COMMITTED TO GROWTH Over the last several years, our Industrial Sands segment has grown and delivered outstanding results. We own strategically located long-lived reserves of high-purity industrial sands, and are dedicated to serving the needs of our customers. We continue to identify and pursue opportunities to expand by acquiring reserves and businesses that serve new markets. We have become the leading producer of industrial sands in the Southwest, and we are committed to applying this template for success to additional markets and applications to enhance our leadership position.

The Marine Transportation division operates a fleet of 12 self-unloading vessels that transport ore, coal, limestone and other dry-bulk cargos between ports on the Great Lakes (above). The division primarily serves the steel and electrical utilities industries (below and left), as well as the chemical and construction industries. Typically, about 90 percent of the tonnage shipped by the division moves under multi-year contracts, which limits the impact of short-term changes in production levels.

Oglebay Norton has been transporting bulk materials on the Great Lakes since the 1800s. In each of the last several years our fleet of 12 self-unloading vessels has carried roughly 24 million tons of iron ore, limestone and coal - about 20 percent of the total tonnage hauled by U.S. flag vessels on the Great Lakes. Marine Transportation primarily serves the steel, electric utility and construction industries.

-THIS IS A LOGISTICS BUSINESS We know that the highest value we provide to our customers is reliable delivery of the materials they require. It is no small feat to move 24 million tons of material during the nine-month sailing season on the Great Lakes. It is an even greater feat to move these materials efficiently in accordance with our customers' needs. To accomplish these objectives, we focus our energies on carefully maintaining, safely operating and effectively dispatching our fleet.

-MINIMIZING COSTLY DELAYS We work hard to minimize the delays that can be costly for us as well as our customers. Our comprehensive maintenance programs, state-of-the-art technology, expert dispatchers and highly trained crews enable us to deliver materials on time. Each year during the winter lay-up period, we maintain and upgrade our fleet to keep our vessels in optimal operating condition. By sailing only in the fresh waters of the Great Lakes, we avoid the corrosive effects of salt water on our hulls and equipment. During the sailing season, we work closely with our customers to develop optimized delivery schedules, to minimize time waiting in port and to secure backhauls.

-We continually investigate and add sophisticated electronic navigational and other systems to our vessels to enhance performance. In 1998, for example, we installed automated steering systems on some of our vessels that resulted in markedly shorter lake transit times and, therefore, reduced fuel costs. Other recently added navigational technology enables our crews to operate safely and efficiently, even in adverse sailing conditions. At times, however, there is no substitute for human experience and judgment, so we make sure our crews are the best trained in the industry. Their record for safety and pride in their work delivers the tonnage to meet customer demand.

-Our long-standing safety training program continues to reduce our injury experience on the vessels and their related costs. We keenly pursue cost-saving opportunities as they develop, but we keep firmly in mind the paramount need to preserve the safe and reliable operation of our vessels for the benefit of our customers.

-DELIVERING RESULTS FOR OUR CUSTOMERS Waterborne transportation remains the most economical and environmentally friendly method of transporting bulk materials. Our largest vessels, the thousand-footers, carry 60,000 tons of iron ore, as much cargo as six 100-car unit trains. Success in this business, however, requires more than the mere potential for economic operation, it requires execution. We measure our success in Marine Transportation by the preservation and growth of customer loyalty - we have served many of our large customers for more than 20 years - and by the historical generation of a steady cash-flow stream. These factors combine to make our Marine Transportation unit an exemplary performer in the eyes of our customers and other stakeholders.

DIRECTORS

BRENT D. BAIRD
Private Investor; Formerly Limited Partner, Trubee,
Collins & Co., Buffalo, New York
Member, New York Stock Exchange
Executive Committee, Audit Committee

MALVIN E. BANK
Partner, Thompson Hine & Flory LLP, Cleveland, Ohio, attorneys
Executive Committee, Director Search and Governance Committee

WILLIAM G. BARES
Chairman, President and Chief Executive Officer,
The Lubrizol Corporation, Wickliffe, Ohio, supplier of chemical additives to the petroleum industry
Chairman of the Executive Committee

JAMES T. BARTLETT
Managing Director, Primus Venture Partners, venture capital firm
Compensation and Organization Committee, Audit Committee

ALBERT C. BERSTICKER
Chairman, Ferro Corporation, producer of specialty coatings, plastics, chemicals and ceramics
Chairman of the Audit Committee, Executive Committee,
Compensation and Organization Committee

R. THOMAS GREEN, JR.
Retired; Formerly Chairman, President and
Chief Executive Officer of the Company
Executive Committee

RALPH D. KETCHUM
President and Chief Executive Officer, RDK Capital, Inc.,
Pepper Pike, Ohio, investments
Compensation and Organization Committee, Chairman of the
Director Search and Governance Committee

JOHN N. LAUER
Chairman, President and Chief Executive Officer of the Company

WILLIAM G. PRYOR
President, Van Dorn Demag Corporation, manufacturer of plastic injection molding equipment
Audit Committee, Director Search and Governance Committee

JOHN D. WEIL
President, Clayton Management Co.,
St. Louis, Missouri, investments
Chairman of the Compensation and Organization Committee,
Director Search and Governance Committee


OFFICERS

JOHN N. LAUER
Chairman, President and Chief Executive Officer

MICHAEL F. BIEHL

Vice President, Finance and Treasurer

RONALD J. COMPISENO
Vice President, Human Resources

JEFFREY S. GRAY
Vice President, Corporate Development
and General Counsel

MARK P. JUSZLI
Vice President, Industrial Sands

DAVID H. KELSEY
Vice President and Chief Financial Officer

DANNY R. SHEPHERD
Vice President, Lime and Limestone

STUART H. THEIS
Vice President, Marine Transportation

ROCHELLE F. WALK
Director, Corporate Affairs and Secretary

JOHN KIRN, JR.
Senior Counsel and Assistant Secretary

Three directors will retire at the 1999 Annual Meeting:
Brent D. Baird, R. Thomas Green, Jr., and Ralph D. Ketchum.

Brent Baird joined the Board of Oglebay in 1990 and has served actively on several committees. His experience, particularly in marine transportation and banking, has provided valuable insight and excellent guidance during these transitional years.

In his 33 years with Oglebay Norton, Tom Green left a laudable management legacy. Most recently as chairman, and previously as company president and chief executive officer, Tom was instrumental in establishing a strong foundation on which the company could grow.

Ralph Ketchum joined the Board of Oglebay Norton in 1992. He served on a variety of committees of the Board, most recently chairing the Director Search and Governance Committee. He has worked with dedication and has consistently endeavored to represent the shareholders in each action he supported.

We thank each of them for their loyal dedication and service to the company and wish them well in the future.

CORPORATE AND SHAREHOLDER INFORMATION

EXECUTIVE OFFICE
1100 Superior Avenue
Cleveland, OH 44114-2598
Telephone: 216-861-3300
Fax: 216-861-2863
www.oglebaynorton.com

INDUSTRIAL SANDS DIVISION
Three Gateway
410 N. 44th Street, Suite 320
Phoenix, AZ 85008
Phone: 602-389-4399
Fax: 602-389-4389

FACILITIES:
Bakersfield, CA
Brady, TX
Colorado Springs, CO
Glassrock, OH
Millwood, OH
Riverside, CA
San Juan Capistrano, CA
Voca, TX

LIME AND LIMESTONE DIVISION
Global Stone Corporation
10998 Crabapple Road, Suite 101
Roswell, GA 30075
Phone: 770-992-1268
Fax: 770-992-0488

Facilities:
Buchanan, VA
Chatsworth, GA
Cisco, GA
Detroit, MI
Elijay, GA
Gulliver, MI
Ingersoll, ON
Luttrell, TN

Macon, GA
Marble City, OK
Middletown, VA
Strasburg, VA
York, PA

MARINE TRANSPORTATION DIVISION
1100 Superior Avenue
Cleveland, OH 44114
Phone: 216-861-8749
Fax: 216-861-2315

Facilities:
Cleveland, OH
Toledo, OH


STOCKHOLDER INQUIRIES:
Copies of the SEC Form 10-K for 1998 are available on the company's website and will be provided without charge to stockholders upon written request to:
Rochelle F. Walk
Director, Corporate Affairs and Secretary
Oglebay Norton Company
1100 Superior Avenue
Cleveland, OH 44114-2598
216-861-8734

Information relating to share certificates or dividend payments should be directed to:
Transfer Agent
National City Bank
Corporate Trust Operations
Cleveland, OH 44135-1385
Telephone: 1-800-622-6757

INDEPENDENT AUDITORS
Ernst & Young LLP
Cleveland, OH

1999 ANNUAL MEETING OF STOCKHOLDERS
April 28, 1999, 9:00 a.m.
Ciao Cucina
Playhouse Square
1515 Euclid Avenue

Cleveland, OH

COMMON STOCK AND DIVIDENDS
The Company's common stock is traded on the NASDAQ National Market. NASDAQ/NMS
Symbol: OGLE. The company had 412 stockholders of record at December 31, 1998 and 451 at December 31, 1997. The following is a summary of the market range and dividends for each quarterly period in 1998 and 1997 for the company's common stock.

                             Oglebay Norton Company
                              1100 Superior Avenue
                                   21st Floor
                           Cleveland, Ohio 44114-2598
                              Phone: 216-861-3300
                               Fax: 216-861-2863
                             www.oglebaynorton.com